CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 903
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

January 18, 2007

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Gold Rock Resources Inc.
Form SB-2 Registration Statement
File No. 333-135891

Dear Mr. Owings:

In response to your letter of comments dated December 22, 2006, please be advised as follows:

Financial Statements

1. Financial statements and related financial information included in the filing were updated to the six months ended October 31, 2006.

Notes to Financial Statements
2. Summary of Significant Accounting Policies
k). Recent Accounting Pronouncements

2. The discussion has been revised to disclose that the adoption of SFAS 154 and SFAS 123(R) did not have a material effect on our results of operations or financial position. We have also revised to the discussion to disclose that the Company did consider SAB 107 during implementation of SFAS 123R.

Undertakings

3. Undertakings have been revised to those which are applicable to our offering.

Yours truly,

CONRAD C. LYSIAK

cc: Gold Rock Resources Inc.